EXHIBIT 21
SUBSIDIARIES OF REGISTRANT

Company	State
Royal Bank America	Pennsylvania
Royal Asian Bank	Pennsylvania
Royal Investments of Delaware, Inc.	Delaware
Royal Real Estate of Pennsylvania, Inc.	Pennsylvania
Crusader Servicing Corporation	Pennsylvania
Royal Investments America, LLC	Pennsylvania
Royal Bancshares Capital Trust I	Delaware
Royal Bancshares Capital Trust II	Delaware
Royal Bank America Leasing, LP	Pennsylvania
RBA ABL Group, LP	Pennsylvania
RBA Capital, LP	Pennsylvania
Royal Tax Lien Services, LLC	Pennsylvania
Royal Preferred, LLC	Delaware
Royal Captive Insurance Company	Delaware
RBA Property LLC	Pennsylvania
Narberth Property Acquisition LLC	Pennsylvania
Rio Marina LLC	New Jersey